Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE RESULTS FOR THE FIRST QUARTER 2018

May 3, 2018

Investor Relations
phone: +49 6172 609 2525
fax: +49 6172 609 2301
email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation	page 9
Reconciliation excluding special items	page 10

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended March 31
				Change
in € million, except share data, unaudited	2018	2017	Change	at cc
Health Care Services	3,209	3,769	-14.9%	-2.8%
Health Care Products	767	779	-1.5%	6.4%
Total revenue	3,976	4,548	-12.6%	-1.2%

Costs of revenue	2,773	2,956	-6.2%	6.6%
Gross profit	1,203	1,592	-24.4%	-15.7%
Selling, general and administrative	692	924	-25.1%	-16.2%
Research and development	32	32	-0.7%	5.0%
Income from equity method investees	(18)	(15)	20.3%	21.7%
Operating income (EBIT)	497	651	-23.7%	-15.2%

Interest income	(24)	(29)	-15.8%	-13.6%
Interest expense	104	121	-14.2%	-6.9%
Interest expense, net	80	92	-13.8%	-4.8%
Income before taxes	417	559	-25.4%	-16.9%
Income tax expense	87	182	-52.0%	-47.1%
Net income	330	377	-12.5%	-2.4%
Less: Net income attributable to noncontrolling interests	51	69	-25.7%	-14.4%
Net income attributable to shareholders of FMC AG & Co. KGaA	279	308	-9.6%	0.3%

Operating income (EBIT)	497	651	-23.7%	-15.2%
Depreciation and amortization	175	190	-7.9%	2.1%
EBITDA	672	841	-20.1%	-11.3%
EBITDA margin	16.9%	18.5%

Weighted average number of shares	306,453,070	306,241,321

Basic earnings per share	€0.91	€1.01	-9.7%	0.2%
Basic earnings per ADS	€0.45	€0.50	-9.7%	0.2%

In percent of revenue
Costs of revenue	69.7%	65.0%
Gross profit	30.3%	35.0%
Operating income (EBIT)	12.5%	14.3%
Net income attributable to shareholders of FMC AG & Co. KGaA	7.0%	6.8%

Segment information

	Three months ended March 31
				Change
unaudited	2018	2017	Change	at cc

Total
Revenue in € million	3,976	4,548	-12.6%	-1.2%
Operating income (EBIT) in € million	497	651	-23.7%	-15.2%
Operating income margin in %	12.5%	14.3%
Delivered EBIT in € million	446	582	-23.5%	-15.3%
Days sales outstanding (DSO)(1)	85	81
Employees (full-time equivalents)	114,831	110,530

North America
Revenue in € million	2,774	3,375	-17.8%	-5.1%
Operating income (EBIT) in € million	362	526	-31.1%	-21.4%
Operating income margin in %	13.1%	15.6%
Delivered EBIT in € million	314	459	-31.7%	-22.3%
Days sales outstanding (DSO)(1)	73	68

U.S.
Revenue per dialysis treatment in US$(2)	348	342	1.5%	n.a.
Cost per dialysis treatment in US$(3)	288	276	4.2%	n.a.

EMEA
Revenue in € million	636	614	3.6%	5.9%
Operating income (EBIT) in € million	109	114	-4.8%	-4.3%
Operating income margin in %	17.1%	18.7%
Delivered EBIT in € million	108	114	-4.8%	-4.2%
Days sales outstanding (DSO)(1)	103	102

Asia-Pacific
Revenue in € million	392	378	3.7%	13.5%
Operating income (EBIT) in € million	74	82	-9.3%	-3.8%
Operating income margin in %	19.0%	21.7%
Delivered EBIT in € million	72	80	-10.0%	-4.7%
Days sales outstanding (DSO)(1)	117	125

Latin America
Revenue in € million	170	177	-4.0%	17.4%
Operating income (EBIT) in € million	14	14	-2.0%	10.2%
Operating income margin in %	8.3%	8.1%
Delivered EBIT in € million	14	14	-1.9%	10.3%
Days sales outstanding (DSO)(1)	129	133

Corporate
Revenue in € million	4	4	-21.4%	-20.9%
Operating income (EBIT) in € million	(62)	(85)	-26.6%	-23.8%
Delivered EBIT in € million	(62)	(85)	-26.6%	-23.8%

(1) Concurrent with the implementation of IFRS 15 and IFRS 9 prior year data has been adjusted to conform to the current year’s presentation.

(2) Excl. the effects from the VA Agreement and IFRS 15 implementation, incl. these adjustments revenue per dialysis treatment was $371 for the three months ended March 31, 2017.

(3) Excl. the effects from IFRS 15 implementation, incl. IFRS 15 cost per dialysis treatment was $290 for the three months ended March 31, 2017.

Balance sheet

	March 31	December 31
	2018	2017
in € million, except net leverage ratio	(unaudited)	(audited)
Assets
Current assets	6,844	6,374
Goodwill and intangible assets	12,517	12,787
Other non-current assets	4,796	4,864
Total assets	24,157	24,025

Liabilities and equity
Current liabilities	5,428	5,300
Non-current liabilities	7,818	7,897
Total equity	10,911	10,828
Total liabilities and equity	24,157	24,025

Equity/assets ratio	45%	45%

Debt
Short-term debt	1,011	760
Short-term debt from related parties	41	9
Current portion of long-term debt and capital lease obligations	872	884
Long-term debt and capital lease obligations, less current portion	5,797	5,795
Total debt	7,721	7,448
Cash and cash equivalents	846	978
Total net debt	6,875	6,470

Annualized EBITDA(1)
Operating income (EBIT)	2,199	2,372
Depreciation and amortization	717	731
Non-cash charges	51	51
Annualized EBITDA	2,967	3,154

Net leverage ratio	2.3	2.1

(1) EBITDA : including largest acquisitions and divestitures.

Cash flow statement

	Three months ended
	March 31
in € million, unaudited	2018	2017
Operating activities
Net income	330	377
Depreciation / amortization	175	190
Change in working capital and other non-cash items	(550)	(397)
Net cash provided by, (used in) operating activities	(45)	170
In percent of revenue	-1.1%	3.7%

Investing activities
Purchases of property, plant and equipment	(221)	(197)
Proceeds from sale of property, plant and equipment	3	2
Capital expenditures, net	(218)	(195)

Free cash flow	(263)	(25)
In percent of revenue	-6.6%	-0.6%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(181)	(160)
Proceeds from divestitures	—	—
Acquisitions and investments, net of divestitures	(181)	(160)
Free cash flow after investing activities	(444)	(185)

Revenue development

						Same
						market
				Change	Organic	treatment
in € million, unaudited	2018	2017	Change	at cc	growth	growth(1)
Three months ended March 31
Total revenue	3,976	4,548	-12.6%	-1.2%	2.8%
Health Care Services	3,209	3,769	-14.9%	-2.8%	2.0%	2.3%
Thereof Dialysis Care revenue	2,648	3,058	-13.4%	-1.3%	4.2%	2.3%
Thereof Care Coordination revenue	561	711	-21.2%	-9.3%	-7.9%
Health Care Products	767	779	-1.5%	6.4%	6.5%

North America	2,774	3,375	-17.8%	-5.1%	1.3%
Health Care Services	2,590	3,165	-18.2%	-5.5%	1.3%	2,3%
Thereof Dialysis Care revenue	2,075	2,474	-16.1%	-3.2%	4.0%	2,3%
Thereof Care Coordination revenue	515	691	-25.5%	-14.0%	-8.7%
Health Care Products	184	210	-12.1%	1.4%	1.4%

EMEA	636	614	3.6%	5.9%	4.1%
Health Care Services	314	303	3.6%	5.7%	1.7%	2.4%
Health Care Products	322	311	3.6%	6.2%	6.4%
Thereof Dialysis Products	302	290	4.2%	7.0%	7.3%
Thereof Non-Dialysis Products	20	21	-6.1%	-5.7%	-5.7%

Asia-Pacific	392	378	3.7%	13.5%	7.0%
Health Care Services	184	169	8.5%	20.0%	5.5%	4.2%
Thereof Dialysis Care revenue	138	149	-7.6%	2.3%	4.0%	4.2%
Thereof Care Coordination revenue	46	20	129.6%	153.6%	15.7%
Health Care Products	208	209	-0.2%	8.3%	8.2%

Latin America	170	177	-4.0%	17.4%	15.8%
Health Care Services	121	132	-8.4%	14.7%	12.4%	1.1%
Health Care Products	49	45	8.7%	25.4%	25.6%

Corporate	4	4	-21.4%	-20.9%

(1) same market treatment growth = organic growth less price effects cc = constant currency. Changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We calculate these non-IFRS financial measures at constant exchange rates to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term “Constant Currency”.

We believe that the non-IFRS financial measure Constant Currency is useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC- AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Key metrics North America segment

	Three months ended March 31
				Change
unaudited	2018	2017	Change	at cc

Dialysis
Revenue in € million	2,259	2,684	-15.8%	-2.8%
Operating income (EBIT) in € million	349	527	-33.7%	-24.4%
Operating income margin in %	15.4%	19.6%
Delivered EBIT in € million	304	467	-34.9%	-25.9%

Care Coordination
Revenue in € million	515	691	-25.5%	-14.0%
Operating income (EBIT) in € million	13	(1)	-1684.8%	-1929.5%
Operating income margin in %	2.6%	-0.1%
Delivered EBIT in € million	10	(8)	-228.3%	-248.1%

Key metrics Care Coordination

	Three months ended March 31
				Change
unaudited	2018	2017	Change	at cc

North America
Member months under medical cost management(1)	165,672	141,950	16.7%
Medical cost under management (in € million)(1)	1,186	1,004	18.1%	36.3%
Care Coordination patient encounters(1)	1,957,694	1,608,179	21.7%

(1) The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics Dialysis Care Services

	Three months ended March 31, 2018
		Growth			Growth		Growth
unaudited	Clinics	in %	De novos	Patients	in %	Treatments	in %

Total	3,790	4%	35	322,253	4%	12,154,164	3%
North America	2,419	4%	24	197,339	4%	7,473,764	3%
EMEA	754	4%	2	63,114	5%	2,387,160	5%
Asia-Pacific	385	2%	9	30,194	2%	1,060,114	2%
Latin America	232	0%		31,606	5%	1,233,126	4%

Quality data(1)

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q1 2018	Q1 2017	Q1 2018	Q1 2017	Q1 2018	Q1 2017	Q1 2018	Q1 2017

Kt/v > 1.2	98	98	95	95	92	93	96	96
Hemoglobin = 10-12 g/dl	72	72	83	82	52	52	57	59
Calcium = 8.4-10.2 mg/dl	85	84	80	77	78	78	74	75
Albumin > 3.5 g/dl	79	78	88	88	90	90	89	87
Phosphate < 5.5 mg/dl	62	63	81	79	76	75	68	67
Patients without catheter (after 90 days)	82	83	80	81	80	81	87	89
in days
Days in hospital per patient year	10.2	10.2	7.6	7.9	4.0	4.0	3.6	4.0

(1) Definitions cf. Annual Report 2017, Section “Non-Financial Group Report”

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended
	March 31
in € million, unaudited	2018	2017
Delivered EBIT reconciliation
Total
Operating income (EBIT)	497	651
less noncontrolling interests	(51)	(69)
Delivered EBIT	446	582

North America
Operating income (EBIT)	362	526
less noncontrolling interests	(48)	(67)
Delivered EBIT	314	459

Dialysis
Operating income (EBIT)	349	527
less noncontrolling interests	(45)	(60)
Delivered EBIT	304	467

Care Coordination
Operating income (EBIT)	13	(1)
less noncontrolling interests	(3)	(7)
Delivered EBIT	10	(8)

EMEA
Operating income (EBIT)	109	114
less noncontrolling interests	(1)	0
Delivered EBIT	108	114

Asia-Pacific
Operating income (EBIT)	74	82
less noncontrolling interests	(2)	(2)
Delivered EBIT	72	80

Dialysis
Operating income (EBIT)	68	79
less noncontrolling interests	(2)	(2)
Delivered EBIT	66	77

Care Coordination
Operating income (EBIT)	6	3
less noncontrolling interests	0	0
Delivered EBIT	6	3

Latin America
Operating income (EBIT)	14	14
less noncontrolling interests	0	0
Delivered EBIT	14	14

Corporate
Operating income (EBIT)	(62)	(85)
less noncontrolling interests	0	0
Delivered EBIT	(62)	(85)

Reconciliation of net cash provided by operating activities to EBITDA(1)
Total EBITDA	672	841
Interest expense, net	(80)	(92)
Income tax expense	(87)	(182)
Change in working capital and other non-cash items	(550)	(397)
Net cash provided by operating activities	(45)	170

(1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended
	March 31
in € million, unaudited	2018	2017

Operating performance excluding special items
Revenue
Total
Revenue	3,976	4,548
VA Agreement(1)		(100)
Effect from IFRS 15 implementation		(139)
Revenue adjusted and excluding special items	3,976	4,309

Health Care Sevices revenue	3,209	3,769
VA Agreement		(100)
Effect from IFRS 15 implementation		(139)
Health Care Services revenue adjusted and excluding special items	3,209	3,530

North America
Revenue	2,774	3,375
VA Agreement		(100)
Effect from IFRS 15 implementation		(139)
Revenue adjusted and excluding special items	2,774	3,136

Health Care Sevices revenue	2,590	3,165
VA Agreement		(100)
Effect from IFRS 15 implementation		(139)
Health Care Services revenue adjusted and excluding special items	2,590	2,926

Dialysis Care Services revenue	2,075	2,474
VA Agreement		(100)
Effect from IFRS 15 implementation		(88)
Dialysis Care Services revenue adjusted and excluding special items	2,075	2,286

Care Coordination revenue	515	691
Effect from IFRS 15 implementation		(51)
Care Coordination revenue adjusted	515	640

Operating income (EBIT)
Total
Operating income (EBIT)	497	651
VA Agreement		(99)
Initial Sound Valuation Impact (2)	13
Operating income (EBIT) adjusted and excluding special items	510	552

North America
Operating income (EBIT)	362	526
VA Agreement		(99)
Initial Sound Valuation Impact	13
Operating income (EBIT) adjusted and excluding special items	375	427

Dialysis operating income (EBIT)	349	527
VA Agreement		(99)
Dialysis operating income (EBIT) excluding special items	349	428

Care Coordination operating income (EBIT)	13	(1)
Initial Sound Valuation Impact	13
Care Coordination operating income (EBIT) adjusted	26	(1)

Net income (3)	279	308
VA Agreement		(59)
U.S. Tax Reform(4)	(48)
Initial Sound Valuation Impact	13
Net income(3) adjusted and excluding special items	244	249

(1) VA Agreement: Agreement with the United States Departments of Veterans Affairs and Justice

(2) Initial increase in valuation of Sound Pysicians`share based payment program caused by sale of Sound Physicians

(3) Attributable to shareholders of FMC AG & Co. KGaA

(4) U.S. Tax Reform: impacts from U.S. tax reform